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EXHIBIT 12.1

Health Net, Inc.
Computation of Ratio of Earnings to Fixed Charges—Consolidated Basis
(Amounts in thousands, except ratios)

	First Quarter Ended March 31,	Year Ended December 31,
	2001	2000	1999	1998	1997	1996
Income from continuing operations	$67,328	$262,747	$244,008	$(254,154)	$(89,248)	$52,954
Interest expense	14,438	87,930	83,808	92,159	63,555	45,372
Amortization of debt expense	908	3,395	3,170	1,100	—	—
Interest portion of rental expense (a)	1,903	7,470	7,350	7,545	7,305	7,020
Earnings	$84,577	$361,542	$338,336	$(153,350)	$(18,388)	$105,346
Fixed charges (total of interest expense, amortization and interest portion of rental expense)	$17,249	$98,795	$94,328	$100,804	$70,860	$52,392
Ratio of earnings to fixed charges	4.9x	3.7x	3.6x	(b )	(b )	2.0x

(a)
Interest portion of rental expense is estimated to be 15%.

(b)
No ratio is shown for 1998 and 1997 because earnings were insufficient to cover fixed charges by $153.4 million and $18.4 million, respectively.

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Computation of Ratio of Earnings to Fixed Charges